UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on March 10, 2026, entitled “Equinor ASA: Share buy-back – first tranche for 2026”.

Equinor ASA: Share buy-back – first tranche for 2026

Please see below information about transactions made under the first tranche of the 2026 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 4 February 2026.

The duration of the buy-back tranche: 5 February to no later than 30 March 2026.

Further information on the tranche can be found in the stock market announcement on its commencement dated 4 February 2026, available here: https://newsweb.oslobors.no/message/664788

From 2 March to 6 March 2026, Equinor ASA has purchased a total of 555,717 own shares at an average price of NOK 306.3305 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

2 March	OSE	110,150	304.3689	33,526,234.34
	CEUX
	TQEX

3 March	OSE	109,200	311.0016	33,961,374.72
	CEUX
	TQEX

4 March	OSE	117,000	301.2493	35,246,168.10
	CEUX
	TQEX

5 March	OSE	111,017	303.8296	33,730,250.70
	CEUX
	TQEX

6 March	OSE	108,350	311.6665	33,769,065.28
	CEUX
	TQEX

Total for the period	OSE	555,717	306.3305	170,233,093.13
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	2,025,058	269.8767	546,516,000.58
	CEUX
	TQEX
	Total	2,025,058	269.8767	546,516,000.58

Total buy-backs under the tranche (accumulated)	OSE	2,580,775	277.7263	716,749,093.71
	CEUX
	TQEX
	Total	2,580,775	277.7263	716,749,093.71

Following completion of the above transactions, Equinor ASA owns a total of 63,106,987 own shares, corresponding to 2.47% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 53,483,528 own shares, corresponding to 2.09% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: March 10, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer